UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Viking Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

92686J 106
(CUSIP Number)

February 8, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92686J 106	SCHEDULE 13G	Page 2 of 9 Pages

(1)	Names of reporting persons PoC Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions)* (a) [ ] (b) [ ]
(3)	SEC use only
(4)	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	(5)	Sole voting power 1,286,173
	(6)	Shared voting power 0
	(7)	Sole dispositive power 1,286,173
	(8)	Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,286,173
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
(11)	Percent of class represented by amount in Row (9) 5.7% (1)
(12)	Type of reporting person (see instructions) OO

(1) Based on 22,703,590 shares of common stock outstanding on February 8, 2017, as disclosed by the Issuer in a Registration Statement on Form S-3 (Reg. No. 333-216063) filed on February 14, 2017.

CUSIP No. 92686J 106	SCHEDULE 13G	Page 3 of 9 Pages

(1)	Names of reporting persons The Evans Family Trust, dated January 28, 2016
(2)	Check the appropriate box if a member of a group (see instructions)* (a) [ ] (b) [ ]
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5)	Sole voting power 1,286,173
	(6)	Shared voting power 0
	(7)	Sole dispositive power 1,286,173
	(8)	Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,286,173
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
(11)	Percent of class represented by amount in Row (9) 5.7% (1)
(12)	Type of reporting person (see instructions) OO

(1) Based on 22,703,590 shares of common stock outstanding on February 8, 2017, as disclosed by the Issuer in a Registration Statement on Form S-3 (Reg. No. 333-216063) filed on February 14, 2017.

CUSIP No. 92686J 106	SCHEDULE 13G	Page 4 of 9 Pages

(1)	Names of reporting persons Daron Evans
(2)	Check the appropriate box if a member of a group (see instructions)* (a) [ ] (b) [ ]
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5)	Sole voting power 1,286,173
	(6)	Shared voting power 0
	(7)	Sole dispositive power 1,286,173
	(8)	Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,286,173
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
(11)	Percent of class represented by amount in Row (9) 5.7% (1)
(12)	Type of reporting person (see instructions) IN

(1) Based on 22,703,590 shares of common stock outstanding on February 8, 2017, as disclosed by the Issuer in a Registration Statement on Form S-3 (Reg. No. 333-216063) filed on February 14, 2017.

CUSIP No. 92686J 106	SCHEDULE 13G	Page 5 of 9 Pages

(1)	Names of reporting persons Sarah Evans
(2)	Check the appropriate box if a member of a group (see instructions)* (a) [ ] (b) [ ]
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5)	Sole voting power 1,286,173
	(6)	Shared voting power 0
	(7)	Sole dispositive power 1,286,173
	(8)	Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,286,173
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
(11)	Percent of class represented by amount in Row (9) 5.7% (1)
(12)	Type of reporting person (see instructions) IN

(1) Based on 22,703,590 shares of common stock outstanding on February 8, 2017, as disclosed by the Issuer in a Registration Statement on Form S-3 (Reg. No. 333-216063) filed on February 14, 2017.

Item 1(a)	Name of Issuer:

Viking Therapeutics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

12340 El Camino Real, Suite 250

San Diego, CA 92130

Item 2(a)	Name of Persons Filing:

PoC Capital, LLC

The Evans Family Trust, dated January 28, 2016

Daron Evans

Sarah Evans

PoC Capital, LLC (“PoC”), The Evans Family Trust, dated January 28, 2016 (“Evans Trust”), Daron Evans (“D. Evans”) and Sarah Evans (“S. Evans”) are jointly filing this Statement of Beneficial Ownership on Schedule 13G to report their acquisition of 1,286,173 shares of common stock of the Issuer (the “Shares”), constituting in excess of 5% of the outstanding shares of common stock of the Issuer. PoC holds all of such Shares directly. PoC is 100% owned by the Evans Trust, and D. Evans and S. Evans are the trustees of the Evans Trust. D. Evans is also the Managing Director of PoC and may be deemed to have beneficial ownership of the Shares by virtue of his position.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

2995 Woodside Rd., Suite 400-121, Woodside, CA 94062, Attn: Daron Evans

Item 2(c)	Citizenship:

PoC:	California
Evans Trust:	United States
D. Evans:	United States
S. Evans:	United States

Item 2(d)	Title of Class of Securities:

Common Stock, $0.00001 par value

Item 2(e)	CUSIP Number:

92686J 106

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act.

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership.

The information set forth in Items 5 through 11 of the cover pages of each of PoC and Evans is incorporated herein by reference.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Joint Filing Agreement, dated February 17, 2017, by and between PoC Capital, LLC, The Evans Family Trust, dated January 28, 2016, Daron Evans and Sarah Evans.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2017	PoC Capital, LLC

	By:	/s/ Daron Evans
	Name:	Daron Evans
	Title:	Managing Director

Dated: February 17, 2017	The Evans Family Trust, dated January 28, 2016

	By:	/s/ Daron Evans
	Name:	Daron Evans
	Title:	Trustee

	By:	/s/ Sarah Evans
	Name:	Sarah Evans
	Title:	Trustee

Dated: February 17, 2017	/s/ Daron Evans
Daron Evans

Dated: February 17, 2017	/s/ Sarah Evans
Sarah Evans